December 6, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Finance 100 F Street NE Washington, D.C. 20549

Attn:	William Schroeder
Ben Phippen
Jessica Livingston
Nolan McWilliams

Re:	VPC Impact Acquisition Holdings III, Inc.
Amendment Nos. 2 and 3 to
Registration Statement on Form S-4
Filed November 29, 2021 and November 30, 2021
File No. 333-260083

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings III, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amendments to the registration statement on Form S-4 filed respectively on November 29, 2021 and November 30, 2021 (collectively, the “Amended Registration Statement”), contained in the Staff’s letter dated December 6, 2021 (the “Comment Letter”).

The Company has publicly filed via EDGAR its fourth amended registration statement on Form S-4 (the “Fourth Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Fourth Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Fourth Amended Registration Statement.

Amendment No. 2 to Form S-4

Part II, Exhibits

Exhibit 8.1, page II-1

United States Securities and Exchange Commission

December 6, 2021

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Refer to the first full paragraph on page 2. Counsel opines “we are of the opinion that the discussion set forth in the Registration Statement . . . is accurate in all material respects.” The accuracy of the disclosure is not the appropriate subject of the tax opinion. Please have counsel revise accordingly. For guidance, refer to Section III.C.2 of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment, and informs the Staff that it has filed as Exhibit 8.1 a revised tax opinion of Orrick, Herrington & Sutcliffe to reflect the Staff’s comment.

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Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Scott R. Zemnick, VPC Impact Acquisition Holdings III, Inc.

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